

Mailstop 3233

June 22, 2018

Via E-mail
Mr. Brian Nicholson
Chief Financial Officer
Extended Stay America, Inc.
11525 N. Community House Road, Suite 100
Charlotte, North Carolina 28277

> **Re:** **Extended Stay America, Inc.**
> **ESH Hospitality, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 27, 2018**
> **File No. 001-36190 and 001-36191**

Dear Mr. Nicholson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Hotel Operating Profit and Hotel Operating Margin, page 57

1. We note your presentation of Hotel Operating Profit. In future filings, please include a reconciliation of Hotel Operating Profit to net income. Please refer to Item 10(e) of Regulation S-K. This comment also applies to your presentation of Hotel Operating Profit in future earnings releases.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities